FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-171751), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

As of February 24, 2011

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2009 and 2008

46a, Avenue John F. Kennedy – 2nd Floor.

L – 1855 Luxembourg

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2010	2009	2008
Continuing operations
Net sales	1	7,711,598	8,149,320	11,987,760
Cost of sales	1 & 2	(4,700,810)	(4,864,922)	(6,698,285)
Gross profit		3,010,788	3,284,398	5,289,475
Selling, general and administrative expenses	1 & 3	(1,515,870)	(1,473,791)	(1,787,952)
Other operating income	5 (i)	85,658	7,673	35,140
Other operating expenses	5 (ii)	(7,029)	(4,673)	(411,013)
Operating income		1,573,547	1,813,607	3,125,650
Interest income	6	32,855	30,831	48,711
Interest expense	6	(64,103)	(118,301)	(179,885)
Other financial results	6	(21,305)	(64,230)	(99,850)
Income before equity in earnings of associated companies and income tax		1,520,994	1,661,907	2,894,626
Equity in earnings of associated companies	7	70,057	87,041	89,423
Income before income tax		1,591,051	1,748,948	2,984,049
Income tax	8	(450,004)	(513,211)	(1,015,334)
Income for continuing operations		1,141,047	1,235,737	1,968,715

Discontinued operations
Result for discontinued operations	29	-	(28,138)	306,905

Income for the year		1,141,047	1,207,599	2,275,620

Attributable to:
Equity holders of the Company		1,127,367	1,161,555	2,124,802
Non-controlling interests		13,680	46,044	150,818
		1,141,047	1,207,599	2,275,620

Earnings per share attributable to the equity holders of the Company during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	0.95	0.98	1.80
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	1.91	1.97	3.60
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.95	1.00	1.49
Basic and diluted earnings per ADS (U.S. dollars per ADS)		1.91	2.00	2.99

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2010	2009	2008

Income for the year	1,141,047	1,207,599	2,275,620
Other comprehensive income:
Currency translation adjustment	108,184	357,511	(486,636)
Changes in the fair value of derivatives held as cash flow hedges	7,649	1,384	(8,513)
Share of other comprehensive income of associates:
- Currency translation adjustment	11,413	(1,302)	(51,004)
- Changes in the fair value of derivatives held as cash flow hedges	1,049	2,722	(6,044)
Income tax relating to components of other comprehensive income (*)	(3,316)	2,089	3,003
Other comprehensive income for the year, net of tax	124,979	362,404	(549,194)
Total comprehensive income for the year	1,266,026	1,570,003	1,726,426

Attributable to:
Equity holders of the Company	1,211,945	1,423,986	1,620,640
Non-controlling interests	54,081	146,017	105,786
	1,266,026	1,570,003	1,726,426

(*) Relates to Cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2010		At December 31, 2009
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,780,580		3,254,587
Intangible assets, net	11	3,581,816		3,670,920
Investments in associated companies	12	671,855		602,572
Other investments	13	43,592		34,167
Deferred tax assets	21	210,523		197,603
Receivables	14	120,429	8,408,795	101,618	7,861,467
Current assets
Inventories	15	2,460,384		1,687,059
Receivables and prepayments	16	282,536		220,124
Current tax assets	17	249,317		260,280
Trade receivables	18	1,421,642		1,310,302
Available for sale assets	32	21,572		21,572
Other investments	19	676,224		579,675
Cash and cash equivalents	19	843,861	5,955,536	1,542,829	5,621,841

Total assets			14,364,331		13,483,308
EQUITY
Capital and reserves attributable to the Company’s equity holders			9,902,359		9,092,164
Non-controlling interests			648,221		628,672
Total equity			10,550,580		9,720,836
LIABILITIES
Non-current liabilities
Borrowings	20	220,570		655,181
Deferred tax liabilities	21	934,226		860,787
Other liabilities	22 (i)	193,209		192,467
Provisions	23 (ii)	83,922		80,755
Trade payables		3,278	1,435,205	2,812	1,792,002
Current liabilities
Borrowings	20	1,023,926		791,583
Current tax liabilities	17	207,652		306,539
Other liabilities	22 (ii)	233,590		192,190
Provisions	24 (ii)	25,101		28,632
Customer advances		70,051		95,107
Trade payables		818,226	2,378,546	556,419	1,970,470
Total liabilities			3,813,751		3,762,472
Total equity and liabilities			14,364,331		13,483,308
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26. The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	-	-	-	-	-	1,127,367	1,127,367	13,680	1,141,047
Currency translation adjustment	-	-	-	67,473	-	-	67,473	40,711	108,184
Hedge reserve, net of tax	-	-	-	-	4,643	-	4,643	(310)	4,333
Share of other comprehensive income of associates	-	-	-	11,413	1,049	-	12,462	-	12,462
Other comprehensive income for the year	-	-	-	78,886	5,692	-	84,578	40,401	124,979
Total comprehensive income for the year	-	-	-	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026
Acquisition and increase of non-controlling interests	-	-	-	-	(367)	-	(367)	(2,651)	(3,018)

Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(31,881)	(433,264)
Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated statement of changes in equity (Cont.)

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the year	-	-	-	-	-	1,161,555	1,161,555	46,044	1,207,599
Currency translation adjustment	-	-	-	254,614	-	-	254,614	102,897	357,511
Hedge reserve, net of tax	-	-	-	-	6,397	-	6,397	(2,924)	3,473
Share of other comprehensive income of associates	-	-	-	(1,302)	2,722	-	1,420	-	1,420
Other comprehensive income for the year	-	-	-	253,312	9,119	-	262,431	99,973	362,404
Total comprehensive income for the year	-	-	-	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003
Acquisition and decrease of non-controlling interests	-	-	-	-	(783)	-	(783)	3,425	2,642

Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(46,086)	(553,717)
Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850

Income for the year	-	-	-	-	-	2,124,802	2,124,802	150,818	2,275,620
Currency translation adjustment	-	-	-	(438,824)	-	-	(438,824)	(47,812)	(486,636)
Hedge reserve, net of tax	-	-	-	-	(8,290)	-	(8,290)	2,780	(5,510)
Share of other comprehensive income of associates	-	-	-	(51,004)	(6,044)	-	(57,048)	-	(57,048)
Other comprehensive income for the year	-	-	-	(489,828)	(14,334)	-	(504,162)	(45,032)	(549,194)
Total comprehensive income for the year	-	-	-	(489,828)	(14,334)	2,124,802	1,620,640	105,786	1,726,426
Acquisition and decrease of non-controlling interests	-	-	-	-	(1,742)	-	(1,742)	(16,843)	(18,585)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(87,200)	(535,804)
Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2009 and 2008 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Note	2010	2009	2008
Cash flows from operating activities
Income for the year		1,141,047	1,207,599	2,275,620
Adjustments for:
Depreciation and amortization	10 & 11	506,902	504,864	532,934
Income tax accruals less payments	28 (ii)	(57,979)	(458,086)	(225,038)
Equity in earnings of associated companies	7	(70,057)	(86,179)	(89,556)
Interest accruals less payments, net	28 (iii)	17,700	(24,167)	55,492
Income from disposal of investment and other		-	-	(394,323)
Changes in provisions		(364)	(7,268)	783
Impairment (reversal) charge	5	(67,293)	-	502,899
Changes in working capital	28 (i)	(644,050)	1,737,348	(1,051,632)
Other, including currency translation adjustment		44,914	189,837	(142,174)
Net cash provided by operating activities		870,820	3,063,948	1,465,005

Cash flows from investing activities
Capital expenditures	10 & 11	(847,316)	(460,927)	(443,238)
Acquisitions of subsidiaries and associated companies		(302)	(64,029)	-
Proceeds from the sale of pressure control business (*)	29	-	-	1,113,805
Proceeds from disposal of property, plant and equipment and intangible assets		9,290	16,310	17,161
Dividends and distributions received from associated companies	12	14,034	11,420	15,032
Investments in short terms securities		(96,549)	(533,812)	41,667
Other		-	-	(3,428)
Net cash (used in) provided by investing activities		(920,843)	(1,031,038)	740,999

Cash flows from financing activities
Acquisitions of non-controlling interests	27	(3,018)	(9,555)	(18,585)
Dividends paid		(401,383)	(507,631)	(448,604)
Dividends paid to non-controlling interest in subsidiaries		(31,881)	(46,086)	(87,200)
Proceeds from borrowings		647,608	631,544	1,087,649
Repayments of borrowings		(862,921)	(2,096,925)	(2,122,268)
Net cash used in financing activities		(651,595)	(2,028,653)	(1,589,008)

(Decrease) increase in cash and cash equivalents		(701,618)	4,257	616,996
Movement in cash and cash equivalents
At the beginning of the year		1,528,707	1,525,022	954,303
Effect of exchange rate changes		(6,924)	9,124	(46,277)
Decrease in cash due to deconsolidation	32	-	(9,696)	-
(Decrease) increase in cash and cash equivalents		(701,618)	4,257	616,996
At December 31,	28 (iv)	820,165	1,528,707	1,525,022

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Index TO the notes to the consolidated financial statements

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value by hierarchy	32	Processes in Venezuela
D	Fair value estimation	33	Corporate reorganization
E	Accounting for derivative financial instruments and hedging activities	34	Fees paid to the Company's principal accountant
		35	Subsequent events

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 23, 2011.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A             Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)                 New and amended standards effective in 2010 and relevant for Tenaris

▪  IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued IFRS 3 (revised January 2008), “Business Combinations” (“IFRS 3 - revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1,  2009.

This standard does not impact the current financial statements, and future impact is dependent on the existence of business combinations.

A             Basis of presentation (Cont.)

a. New and amended standards effective in 2010 and relevant for Tenaris (Cont.)

▪  IAS 27 Revised, “Consolidated and separate financial statements”

This revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost.  Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. This amendment has no material effect on the  Company’s financial condition and results of operations.

▪  Amendment to IFRS 5 “Non-current Assets held for sale and Discontinued Operations”

In May 2008, the IASB amended IFRS 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

This standard does not impact the current financial statements, and future impact is dependent on the existence of discontinued operations.

(2)                 New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪  IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This interpretation is applicable for annual periods beginning on or after 1 January 2013. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

The Company’s management has not yet assessed the potential impact that the application of IFRS 9 will have on the Company’s financial statements.

▪  Improvements to International Financial Reporting Standards

In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after January 1, 2011. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since these improved standards are not yet adopted by the EU.

The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B             Group accounting

(1)           Subsidiaries

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

B             Group accounting (Cont.)

(1)           Subsidiaries (Cont.)

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

(2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, “Investments in Associates”. At December 31, 2010, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2010, 2009 and 2008, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C             Segment information

The Company is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

For purposes of this determination, the Company considered not only the nature of products and services, the economic characteristics and financial effects of each business activities in which the entity engages and the related economic environment in which it operates but particularly also factors such as the nature of the products and services, the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and certain other industrial applications with a production process that consists in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally done to the end user customers, with exports being done through a centrally managed global distribution network and domestic sales done, through local subsidiaries.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through the local subsidiaries. Each order involves the delivery of significant volumes of products in stages through an extended period of time.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed Tenaris’ internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D             Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

D             Foreign currency translation (Cont.)

(1)           Functional and presentation currency (Cont.)

Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

  Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;
  Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
  The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and
  Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E             Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

E             Property, plant and equipment (Cont.)

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”).  Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-30 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2010.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F             Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Consolidated Income Statement.

F             Intangible assets (Cont.)

 (3)          Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks amounts to $89.7 million and $88.0 million at December 31, 2010 and 2009 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)          Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2010, 2009 and 2008 totaled $61.8 million, $62.7 million and $77.3 million, respectively.

(5)           Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G             Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

G             Impairment of non financial assets (Cont.)

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships (see Note 5).

In 2010 and 2009, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified. In 2008, Tenaris identified the presence of impairment indicators in certain CGUs and, accordingly, carried out impairment tests (see Note 5 “Other operating items — Impairment charge” for the related disclosures of the CGU’s impairment tests) and Note 11 “Intangible assets, net” for a detail of the different impairment tests for goodwill.

H             Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

I              Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J              Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K             Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L             Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:

•         The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

  The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)           Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2010, 2009 and 2008 are1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)           Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M            Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are stated at amortized costs.

N             Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in the Consolidated Statement of Other Comprehensive Income. In this case, the tax is also recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

N             Current and Deferred income tax (Cont.)

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O             Employee benefits

(a)           Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian subsidiary.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

 (b)          Defined benefit pension obligations

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. The present value of the defined benefit pension obligation is calculated, at least at each year-end by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

Tenaris sponsors other four funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

(c)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O             Employee benefits (Cont.)

 (d) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $40.4 million and $27.6 million at December 31, 2010 and 2009, respectively. As of December 31, 2010, and 2009 Tenaris has recorded a total liability of $33.5 million and $19.6 million, respectively, based on actuarial calculations provided by independent advisors.

P             Employees’ statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities in the Consolidated Statement of Financial Position. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q             Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R             Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S              Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

S              Revenue recognition (Cont.)

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.2%, 0.7% and 1.7% as of December 31, 2010, 2009 and 2008, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:

  Interest income: on the effective yield basis.
  Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

T             Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U        Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V        Financial instruments

Non derivative financial instruments comprise investment in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

  Financial instruments at fair value through profit and loss: comprises mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.
  Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.
  Available for sale assets: See Note 32
  Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

iii. Financial risk management

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For each foreign currency’s net exposure, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)            Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.11 as of December 31, 2010, in comparison with 0.13 as of December 31, 2009. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’ financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’ main financial assets and liabilities (including foreign exchange derivative contracts) exposed to foreign exchange risk as of December 31, 2010.

(all amounts in thousands of U.S. dollars)	Exposure
Brazilian real / U.S. dollar	304,229
Mexican Peso / U.S. dollar	177,227
Euro / U.S. dollar	(113,836)
Argentine Peso / U.S. dollar	(74,440)
Canadian dollar / U.S. dollar	(68,195)

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

•               Brazilian real / U.S. dollar.

Consists primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $2.7 million, which would be to a large extent offset by changes to Tenaris’ net equity position. Tenaris has also entered into foreign exchange derivative contracts to preserve the U.S. dollar value of certain anticipated sales denominated in Brazilian real, which could add a gain / loss of $0.3 million per one percent change in the BRL/USD exchange rate.

•               Mexican peso / U.S. dollar.

Consists primarily of various foreign exchange derivative contracts entered to preserve the U.S. dollar value of borrowings denominated in Mexican peso. A change of 1% in the MXN/USD exchange rate would generate a pre-tax gain / loss of $2.0 million. Additionally Tenaris has Cash and cash equivalents and sales denominated in U.S. dollar at subsidiaries which functional currency is the Mexican peso, that could offset this impact by $0.2 million per one percent change in the MXN/USD exchange rate.

•               Euro / U.S. dollar.

Consists primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency is the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would generate a pre-tax gain / loss of $1.1 million, which would be to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2010 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $7.9 million (including a loss / gain of $1.8 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’ net equity position of $3.6 million. For balances held as of December 31, 2009, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $12.6 million (including a non material effect due to foreign exchange derivative contracts), partially offset by changes to the net equity position of $8.3 million.

Additionally, the Company has recognized an embedded derivative in connection with a ten-year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2010 has an estimated outstanding amount of approximately $228 million. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would result in a maximum pre-tax gain / loss of approximately $2.2 million and $2.4 million as of December 31, 2010 and 2009 respectively.

 (iii)        Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2010		2009
	Amount in thousands of U.S. dollars	Percentage	Amount in thousands of U.S. dollars	Percentage
Fixed rate	632,766	51%	287,738	20%
Variable rate	611,730	49%	1,159,026	80%
Total	1,244,496		1,446,764

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.5 million in 2010 and $20.2 million in 2009. These results exclude the effect of existing interest rate swaps.

A. Financial Risk Factors (Cont.)

(iii)         Interest rate risk (Cont.)

In order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option (See Note 25). All of Tenaris’ interest rate derivatives are designated for hedge accounting. Interest differentials earned on these contracts are recorded to on the interest expenses line at the same pace that interests are accrued on the underlying debt, thus discharging the equity reserve. The outstanding amount of interest rate swaps (notional of $350 million) expires between April and June, 2011 and Tenaris has already fixed the reference rate for the remaining period.

Tenaris estimates that, if market interest rates applicable to the hedged borrowings had been 100 basis point higher, then an additional pre-tax gain of $2.4 million and $10.1 million would have been recorded in 2010 and 2009, partially offsetting the losses to Tenaris’s borrowings estimated above.

Tenaris estimates that the impact of a decrease of 100 basis points in the reference interest rates on the outstanding interest rate derivatives with all other variables held constant, would not have an impact in the equity reserve in 2010 as compared with an impact of $3.3 million for 2009.

Tenaris exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $9.4 million in 2010 and $12.5 million in 2009, helping offset the net losses to Tenaris’s borrowing costs.

(iv)          Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company actively monitors the creditworthiness of its treasury and derivative counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2010 and 2009.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2010 trade receivables amount to $1,421.6 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $137.2 million, credit insurance of $475.8 million and other guarantees of $2.7 million.

As of December 31, 2010 trade receivables amounting to $246.0 million were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $20.8 million as of December 31, 2010. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 92.9% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2010, in comparison with more than 97.5% as of December 31,2009.

A. Financial Risk Factors (Cont.)

(vi)          Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2010, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2010 and 2009, U.S. dollar denominated liquid assets represented around 84% and 82% of total liquid financial assets respectively. Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 10.6% of total assets at the end of 2010 compared to 15.8% at the end of 2009.

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2010	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	31,537	-	-	31,537
Trade receivables	-	1,421,642	-	1,421,642
Other receivables	-	115,469	-	115,469
Available for sale assets	-	-	21,572	21,572
Other investments	719,816	-	-	719,816
Cash and cash equivalents	843,861	-	-	843,861
Total	1,595,214	1,537,111	21,572	3,153,897

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2010
Liabilities as per statement of financial position
Borrowings	-	1,244,496	1,244,496
Derivative financial instruments	11,972	-	11,972
Trade and other payables (*)	-	852,678	852,678
Total	11,972	2,097,174	2,109,146

December 31, 2009	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	16,873	-	-	16,873
Trade receivables	-	1,310,302	-	1,310,302
Other receivables	-	102,348	-	102,348
Available for sale assets	-	-	21,572	21,572
Other investments	613,842	-	-	613,842
Cash and cash equivalents	1,542,829	-	-	1,542,829
Total	2,173,544	1,412,650	21,572	3,607,766

B. Financial instruments by category (Cont.)

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2009
Liabilities as per statement of financial position
Borrowings	-	1,446,764	1,446,764
Derivative financial instruments	23,990	-	23,990
Trade and other payables (*)	-	596,897	596,897
Total	23,990	2,043,661	2,067,651

(*) The maturity of most of trade payables is of one year or less.

C. Fair value by hierarchy

Effective 1 January 2009, Tenaris adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value at 31 December 2010 and 2009.

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	843,861	-	-	843,861
Other investments	540,298	163,347	16,171	719,816

Foreign exchange derivatives contracts	-	28,259	-	28,259
Embedded derivative (See Note 25)	-	-	3,278	3,278
Available for sale assets (**)	-	-	21,572	21,572
Total	1,384,159	191,606	41,021	1,616,786
Liabilities
Foreign exchange derivatives contracts	-	6,613	-	6,613
Interest rate derivatives financial instruments	-	5,359	-	5,359

Total	-	11,972	-	11,972

December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	1,542,829	-	-	1,542,829
Other investments	456,209	146,948	10,685	613,842
Foreign exchange derivatives contracts	-	16,873	-	16,873
Available for sale assets (**)	-	-	21,572	21,572
Total	1,999,038	163,821	32,257	2,195,116
Liabilities
Foreign exchange derivatives contracts	-	3,434	-	3,434
Interest rate derivatives financial instruments	-	17,738	-	17,738
Embedded derivative (See Note 25)	-	-	2,818	2,818
Total	-	21,172	2,818	23,990

(**) For further detail regarding Available for sale assets, see Note 32.

C. Fair value by hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31,
	2010	2009
	Assets / Liabilities
Net assets (liabilities) at the beginning of the year	29,439	(11,030)
Available for sale assets	-	11,578
Gain for the year	6,002	27,771
Reclassifications	5,603	1,000
Currency translation adjustment	(23)	120
Net assets at the end of the year	41,021	29,439

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under  the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under loans and receivables and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.5% of its carrying amount including interests accrued in 2010 as compared with 99.0% in 2009. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2010 and 0.1% in 2009. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of a particular risk associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2010, the effective portion of designated cash flow hedges amounts to $8.9 million and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1              Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2010
Net sales	6,676,429	428,771	606,398	-	7,711,598	-
Cost of sales	(3,975,935)	(286,415)	(438,460)	-	(4,700,810)	-
Gross profit	2,700,494	142,356	167,938	-	3,010,788	-
Selling, general and administrative expenses	(1,365,757)	(80,485)	(69,628)	-	(1,515,870)	-
Other operating income (expenses), net	68,601	1,817	8,211	-	78,629	-
Operating income	1,403,338	63,688	106,521	-	1,573,547	-
Segment assets	12,215,642	1,018,607	436,655	693,427	14,364,331	-
Segment liabilities	3,453,083	259,691	100,977	-	3,813,751	-
Capital expenditures	799,724	42,740	4,852	-	847,316	-
Depreciation and amortization	471,717	19,843	15,342	-	506,902	-
Impairment reversal	67,293	-	-	-	67,293	-

Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	-	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	-	(4,864,922)	(31,866)
Gross profit	2,901,034	282,310	101,054	-	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	-	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	-	3,000	(179)
Operating income	1,576,842	208,634	28,131	-	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	-
Segment liabilities	3,463,294	234,549	64,629	-	3,762,472	-
Capital expenditures	425,545	30,820	4,562	-	460,927	-

Depreciation and amortization	464,841	18,593	21,403	-	504,837	27

Year ended December 31, 2008
Net sales	10,010,066	1,270,915	706,779	-	11,987,760	242,464
Cost of sales	(5,300,257)	(883,534)	(514,494)	-	(6,698,285)	(158,616)
Gross profit	4,709,809	387,381	192,285	-	5,289,475	83,848
Selling, general and administrative expenses	(1,549,466)	(136,923)	(101,563)	-	(1,787,952)	(44,858)
Other operating income (expenses), net	(333,302)	(1,415)	(41,156)	-	(375,873)	(109,770)
Operating income	2,827,041	249,043	49,566	-	3,125,650	(70,780)
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	-
Segment liabilities	5,860,736	377,497	160,592	-	6,398,825	-
Capital expenditures	412,298	17,284	13,656	-	443,238	3,429

Depreciation and amortization	481,953	20,084	22,426	-	524,463	17,436
Impairment charge	354,905	-	39,347	-	394,252	108,647

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $204,478, $113,408 and $191,036 in 2010, 2009 and 2008, respectively.

1              Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	-	7,711,598	-
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331	-
Trade receivables	430,184	332,263	315,443	259,434	84,318	-	1,421,642	-
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	-	3,780,580	-
Capital expenditures	561,782	123,586	130,232	20,839	10,877	-	847,316	-

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	-	506,902	-

Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	-	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	-
Trade receivables	344,548	361,976	235,708	327,924	40,146	-	1,310,302	-
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	-	3,254,587	-
Capital expenditures	261,781	99,521	68,394	5,580	25,651	-	460,927	-

Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	-	504,837	27

Year ended December 31, 2008
Net sales	4,809,330	2,815,578	1,824,684	1,810,695	727,473	-	11,987,760	242,464
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	-
Trade receivables	786,867	432,987	379,794	386,786	136,862	-	2,123,296	-
Property, plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	-	2,982,871	-
Capital expenditures	159,990	141,174	101,050	6,705	34,319	-	443,238	3,429

Depreciation and amortization	298,240	99,261	111,040	1,246	14,676	-	524,463	17,436

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador, Peru and Venezuela; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Algeria, Egypt, Kazakhstan, Kuwait, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally Australia, China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2010 and 2009 (See Note 32).

2              Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008

Inventories at the beginning of the year	1,687,059	3,091,401	2,598,856

Plus: Charges of the year
Raw materials, energy, consumables and other	3,690,900	1,948,596	5,430,147
Increase in inventory due to business combinations	-	53,541	-
Services and fees	329,687	240,346	395,104
Labor cost	941,375	737,883	927,132
Depreciation of property, plant and equipment	290,299	263,634	282,407
Amortization of intangible assets	3,351	2,813	2,170
Maintenance expenses	174,966	145,413	203,207
Provisions for contingencies	-	1,984	12
Allowance for obsolescence	(34,522)	89,041	(2,055)
Taxes	7,121	6,799	8,655
Other	70,958	46,122	102,667
	5,474,135	3,536,172	7,349,446
Deconsolidation / Transfer to assets held for sale	-	(43,726)	-
Less: Inventories at the end of the year	(2,460,384)	(1,687,059)	(3,091,401)
	4,700,810	4,896,788	6,856,901
From Discontinued operations	-	(31,866)	(158,616)
	4,700,810	4,864,922	6,698,285

3              Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Services and fees	207,427	207,202	214,010
Labor cost	454,127	407,235	447,150
Depreciation of property, plant and equipment	12,506	14,524	12,096
Amortization of intangible assets	200,746	223,893	245,226
Commissions, freight and other selling expenses	420,417	368,451	571,823
Provisions for contingencies	26,430	33,880	37,101
Allowances for doubtful accounts	(17,361)	13,837	13,823
Taxes	120,591	114,976	167,686
Other	90,987	99,333	123,895
	1,515,870	1,483,331	1,832,810
From Discontinued operations	-	(9,540)	(44,858)
	1,515,870	1,473,791	1,787,952

4                     Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Wages, salaries and social security costs	1,359,994	1,113,757	1,347,667
Employees' severance indemnity	12,850	13,436	19,168
Pension benefits - defined benefit plans	8,795	8,734	8,161
Employee retention and long term incentive program	13,863	9,191	(714)
	1,395,502	1,145,118	1,374,282
From Discontinued operations	-	(23,024)	(55,835)
	1,395,502	1,122,094	1,318,447

At the year-end, the number of employees was 25,422 in 2010, 22,591 in 2009 and 23,873 in 2008.

5              Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2010	2009	2008
(i)	Other operating income
	Reimbursement from insurance companies and other third parties agreements	9,810	76	10,511
	Net income from other sales	1,955	2,130	23,704

	Net rents	2,793	3,538	1,971
	Impairment reversal (1)	67,293	-	-
	Other	3,807	1,750	-
		85,658	7,494	36,186
	From Discontinued operations	-	179	(1,046)
		85,658	7,673	35,140
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	3,304	2,758	2,871
	Provisions for legal claims and contingencies	2,741	-	(22)
	Loss on fixed assets and material supplies disposed / scrapped	352	27	461
	Loss from natural disasters	-	-	1,743
	Allowance for doubtful receivables	632	1,888	(184)
	Losses on prepayment to suppliers	-	-	3,830
	Impairment charge (2)	-	-	502,899
	Other	-	-	10,231
		7,029	4,673	521,829
	From Discontinued operations	-	-	(110,816)
		7,029	4,673	411,013

(1) Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there has been an improvement in the outlook of the economic and competitive conditions  for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris use the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expects that its competitive conditions and activity levels will continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill (see Note 11). The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

The Company has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the Consolidated Income Statement.

(2) Impairment charge

In 2008, Tenaris recorded an impairment charge of $502.9 million; of which $394.3 million corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGUs: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits. The pretax rates used in the calculation ranged from 11% to 14% per annum and for the cash flows beyond the fifth year an inflation and growth rate of 2% was considered.

5              Other operating items (Cont.)

Impairment charge (Cont.)

These impairment charges primarily arose in connection with Tenaris’s operations in the United States and Canada, mainly due to recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products. In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on the tubes price. Accordingly, in December 2008, the Company expected that the decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

In the case of the Prudential CGU impairment, the Company allocated the impairment charge to goodwill and before the pro rata allocation, the Company (based on third-party appraisals made in connection with the acquisition of Maverick Tube Corporation in October 2006) determined that the carrying amount of Prudential’s property, plant and equipment approximated its fair value; while the Company considered that the fair value of Prudential’s customer relationships could have suffered a decrease due to the deterioration of the market conditions and the change in the competitive environment. Accordingly, following the guidance in paragraph 105 of IAS 36, the Company allocated the remainder of the impairment charge corresponding to the Prudential CGU ($68.1 million) to customer relationships.

Tenaris’s Venezuelan operations, currently nationalized and consequently disclosed as discontinued operations, also contributed to the 2008 impairment charge. Although during the first half of 2008 most of the business indicators of the Venezuelan subsidiaries were favorable, in the second half of the year the steep decline in the prices of raw materials affected the operations of Matesi, a hot-briquetted iron producer; and the lower investments in drilling activity in Venezuela led to a decline in the projected sales in Tavsa. Also, the operating disruptions at the production facilities of each of Tenaris former subsidiaries, Matesi and Tavsa, precipitated this impairment charge.

At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets before impairment	Impairment	Total Assets after impairment (*)
Oil Country Tubular Goods ("OCTG")	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759
Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680
Venezuelan Operations	266,758	(108,647)	158,111
Total	4,019,690	(502,899)	3,516,791

(*) These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

6              Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2010	2009	2008
Interest income	32,855	30,986	49,114
Interest expense (*)	(64,103)	(121,881)	(185,851)
Interest net	(31,248)	(90,895)	(136,737)

Net foreign exchange transaction results	(26,581)	(73,015)	(120,515)
Foreign exchange derivatives contracts results (**)	7,183	10,467	35,993
Other	(1,907)	(2,564)	(19,738)
Other financial results	(21,305)	(65,112)	(104,260)

Net financial results	(52,553)	(156,007)	(240,997)
From Discontinued operations	-	4,307	9,973
	(52,553)	(151,700)	(231,024)

Items included in this note for the years 2009 and 2008 differs from its corresponding line in the Consolidated Income Statement because they include results from discontinued operations.

(*)Includes losses on interest rate swaps of $15.6 million, $21.7 million and $9.7 million, in 2010, 2009 and 2008, respectively. As previously described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage has begun between April and June 2009, and expires between April and June 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid a syndicated loan facility which was part of the underlying risk. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Includes gains on identified embedded derivatives of $6.1 million, $27.9 million and a loss of $40.7 million for 2010, 2009 and 2008, respectively.

7              Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
From associated companies	70,553	87,159	89,556
Loss on sale of associated companies and other	(496)	(980)	-
	70,057	86,179	89,556
From Discontinued operations	-	862	(133)
	70,057	87,041	89,423

8              Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Current tax	395,183	541,818	1,255,759
Deferred tax	58,848	(32,962)	(244,331)
	454,031	508,856	1,011,428
Effect of currency translation on tax base (a)	(4,027)	4,297	10,704
	450,004	513,153	1,022,132
From Discontinued operations	-	58	(6,798)
	450,004	513,211	1,015,334

8              Income tax (Cont.)

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Income before income tax	1,591,051	1,748,948	2,984,049

Tax calculated at the tax rate in each country	440,882	525,844	918,200
Non taxable income / Non deductible expenses (b)	(2,948)	(25,760)	85,950
Changes in the tax rates	(17)	837	(4,476)
Effect of currency translation on tax base (a)	(4,027)	4,297	10,704
Effect of taxable exchange differences	16,185	8,906	8,878
Utilization of previously unrecognized tax losses	(71)	(913)	(3,922)

Tax charge	450,004	513,211	1,015,334

(a)      Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

(b)    Includes the effect of the impairment charge for 2008.

9              Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2010	2009	2008
Net income attributable to equity holders	1,127,367	1,161,555	2,124,802
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.95	0.98	1.80
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	1.91	1.97	3.60

Dividends paid	(401,383)	(507,631)	(448,604)
Basic and diluted dividends per share (U.S. dollars per share)	0.34	0.43	0.38
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.68	0.86	0.76

Result for discontinued operations attributable to equity holders	-	(16,454)	361,442
Basic and diluted earnings per share (U.S. dollars per share)	-	(0.01)	0.31
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	-	(0.03)	0.61

 (*) Each ADS equals to two shares

On November 4, 2010, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 25, 2010, with an ex-dividend date of November 22, 2010.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

9              Earnings and dividends per share (Cont.)

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

10           Property, plant and equipment, net

Year ended December 31, 2010	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982
Translation differences	16,159	(3,095)	2,173	21,068	(603)	35,702
Additions	28,780	2,535	2,921	783,325	2,255	819,816
Disposals / Consumptions	(1,455)	(26,080)	(4,663)	-	(1,476)	(33,674)

Transfers / Reclassifications	48,892	241,399	26,580	(325,287)	954	(7,462)

Values at the end of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364

Depreciation
Accumulated at the beginning of the year	183,823	4,310,819	125,945	-	12,808	4,633,395
Translation differences	4,337	4,704	1,470	-	(440)	10,071
Depreciation charge	22,697	256,182	22,483	-	1,443	302,805
Transfers / Reclassifications	(225)	103	189	-	(139)	(72)
Disposals / Consumptions	(493)	(20,008)	(3,772)	-	(142)	(24,415)

Accumulated at the end of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
At December 31, 2010	640,726	2,118,083	68,253	930,125	23,393	3,780,580

Year ended December 31, 2009	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531
Translation differences	30,682	155,286	8,091	13,967	1,795	209,821
Additions	2,741	3,613	1,194	427,170	5,749	440,467
Disposals / Consumptions	(3,358)	(10,591)	(3,750)	-	(7,850)	(25,549)
Increase due to business acquisitions	12,083	11,507	46	487	-	24,123
Transfers / Reclassifications	31,603	194,760	(12,859)	(218,954)	2,886	(2,564)
Deconsolidation / Transfers to Available for sale assets	(4,435)	(137,874)	(793)	(7,508)	(5,237)	(155,847)
Values at the end of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982

Depreciation and impairment
Accumulated at the beginning of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
Translation differences	9,419	84,364	6,684	-	252	100,719
Depreciation charge	19,350	232,927	24,529	-	1,352	278,158
Transfers / Reclassifications	194	1,183	(1,377)	-	-	-
Disposals / Consumptions	(33)	(7,884)	(2,420)	-	(18)	(10,355)
Deconsolidation / Transfer to Available for sale assets	(3,550)	(135,809)	(584)	(7,200)	(2,644)	(149,787)
Accumulated at the end of the year	183,823	4,310,819	125,945	-	12,808	4,633,395
At December 31, 2009	574,666	2,144,305	61,612	451,019	22,985	3,254,587

Property, plant and equipment include capitalized interests for net amounts at December 31, 2010 and 2009 of $3,388 (out of which $1,390 were capitalized during the year 2010) and $3,371, respectively.

11           Intangible assets, net

Year ended December 31, 2010	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	232,184	498,319	2,142,762	2,045,672	4,918,937
Translation differences	1,082	1,590	4,304	25,643	32,619
Additions	27,188	312	-	-	27,500

Transfers / Reclassifications	2,513	(685)	-	-	1,828
Disposals	(21,851)	(1,374)	-	-	(23,225)
Values at the end of the year	241,116	498,162	2,147,066	2,071,315	4,957,659

Amortization and impairment
Accumulated at the beginning of the year	160,446	185,070	338,092	564,409	1,248,017
Translation differences	492	(213)	4,304	9,592	14,175
Amortization charge	20,005	30,106	-	153,986	204,097
Transfers / Reclassifications	541	(500)	-	-	41

Impairment reversal	-	-	-	(67,293)	(67,293)
Disposals	(21,823)	(1,371)	-	-	(23,194)
Accumulated at the end of the year	159,661	213,092	342,396	660,694	1,375,843
At December 31, 2010	81,455	285,070	1,804,670	1,410,621	3,581,816

Year ended December 31, 2009	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	203,612	495,657	2,130,799	1,975,254	4,805,322
Translation differences	6,679	3,170	11,963	70,418	92,230
Additions	20,385	75	-	-	20,460
Deconsolidation / Transfers to Available for sale assets	(430)	-	-	-	(430)
Transfers / Reclassifications	2,564	-	-	-	2,564
Disposals	(626)	(583)	-	-	(1,209)
Values at the end of the year	232,184	498,319	2,142,762	2,045,672	4,918,937

Amortization and impairment
Accumulated at the beginning of the year	133,974	130,167	325,440	388,754	978,335
Translation differences	5,713	204	12,652	24,500	43,069
Amortization charge	20,815	54,736	-	151,155	226,706
Disposals	(56)	(37)	-	-	(93)
Accumulated at the end of the year	160,446	185,070	338,092	564,409	1,248,017
At December 31, 2009	71,738	313,249	1,804,670	1,481,263	3,670,920

(*)   Includes Proprietary Technology.

The geographical allocation of goodwill was $1,614.5 million for North America, $189.4 million for South America and $0.8 million for Europe for the years ended December 31, 2010 and 2009.

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2010, was as follows:

(All amounts in million US Dollar)
As of December 31,2010	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5				721.5
Tamsa (Hydril and other)		345.9	19.4		365.3
Siderca (Hydril and other)		265.0	93.3		358.3
Hydril		309.0			309.0
Electric Conduits				45.8	45.8
Coiled Tubing	4.0				4.0
Other			0.8		0.8
Total	725.5	919.9	113.5	45.8	1,804.7

Impairment tests

In 2010 and 2009, the CGU’s shown in the previous table (which contain goodwill) were tested for impairment. Additionally the Prudential CGU was tested for impairment reversal. No other CGU was tested for impairment in 2010 and 2009 as no impairment indicators were identified. In 2008, Venezuelan Operations CGU was also tested for impairment as Tenaris identified the presence of impairment indicators.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2010, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.2% of total goodwill.

The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2010, the discount rates used were in a range between 9% and 13%.

11           Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by US$130 million as of December 31, 2010. The main factors that could result in impairment charges in future periods would be an increase in the discount rate/decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors discussed in 2008, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’ clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 6%, a fall in growth rate to 1% or a rise in discount rate of 60 basis points would remove the remaining headroom.

As of December 31, 2010, no cumulative amount of recognized impairment charges are subject to reversal.

2009 Impairment Test

For the 2009 impairment tests, Tenaris considered that the activity levels would continue to recover, with better competitive conditions, and the rig counts and oil and gas prices in North America would be higher than those of 2008. Accordingly, no impairment charge was recorded in 2009 financial statements. The discount rates used for these tests were in a range between 10% and 13%, based on Tenaris’s weighted average cost of capital taking into account the industry, the country and the size of the business.

12           Investments in associated companies

	Year ended December 31,
	2010	2009
At the beginning of the year	602,572	527,007
Translation differences	11,413	(1,302)
Equity in earnings of associated companies	70,553	87,159
Dividends and distributions received	(14,034)	(11,420)
Transfer to Available for sale assets	-	(1,615)
Acquisitions	302	-
Increase in equity reserves in Ternium	1,049	2,743
At the end of the year	671,855	602,572

The principal associated companies are:

		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2010	2009	2010	2009
Ternium S.A.	Luxembourg	11.46%	11.46%	651,361	584,389
Others	-	-	-	20,494	18,183
				671,855	602,572

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2010	2009
Non-current assets	5,579,438	5,250,135
Current assets	5,532,893	5,042,538
Total assets	11,112,331	10,292,673
Non-current liabilities	2,540,594	2,872,667
Current liabilities	1,555,636	1,158,767
Total liabilities	4,096,230	4,031,434
Non-controlling interests	1,135,361	964,897
Revenues	7,382,004	4,958,983
Gross profit	1,716,750	848,613
Income from discontinued operations	-	428,023
Net income for the year attributable to equity holders of the company	622,076	717,400

13           Other investments – non current

	Year ended December 31,
	2010	2009
Deposits with insurance companies	27,421	23,482
Investments in other companies	2,474	2,496
Others	13,697	8,189
	43,592	34,167

14           Receivables – non current

	Year ended December 31,
	2010	2009
Government entities	3,667	4,666
Employee advances and loans	14,631	13,682
Tax credits	18,220	17,575
Receivables from related parties	930	375
Receivables on off- take contract	165	104
Legal deposits	26,687	22,545
Advances to suppliers and other advances	35,530	25,181
Derivative financial instruments	1,853	-
Other	22,552	22,215
	124,235	106,343
Allowances for doubtful accounts (see Note 23 (i))	(3,806)	(4,725)
	120,429	101,618

15        Inventories

	Year ended December 31,
	2010	2009
Finished goods	890,313	715,906
Goods in process	576,092	353,367
Raw materials	443,265	297,834
Supplies	429,409	378,876
Goods in transit	272,744	125,847
	2,611,823	1,871,830
Allowance for obsolescence (See Note 24 (i))	(151,439)	(184,771)
	2,460,384	1,687,059

16           Receivables and prepayments

	Year ended December 31,
	2010	2009
Prepaid expenses and other receivables	58,176	55,473
Government entities	7,190	11,739
Employee advances and loans	19,479	14,380
Advances to suppliers and other advances	54,048	15,894
Government tax refunds on exports	30,130	35,379
Receivables from related parties	35,153	16,561
Derivative financial instruments	29,684	16,873
Miscellaneous	55,250	60,769
	289,110	227,068
Allowance for other doubtful accounts (see Note 24 (i))	(6,574)	(6,944)
	282,536	220,124

17           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2010	2009
V.A.T. credits	126,214	78,925
Prepaid taxes	123,103	146,524
Carry-backs	-	34,831
	249,317	260,280

	Year ended December 31,
Current tax liabilities	2010	2009
Income tax liabilities	108,744	202,111
V.A.T. liabilities	24,384	33,382
Other taxes	74,524	71,046
	207,652	306,539

18           Trade receivables

	Year ended December 31,
	2010	2009
Current accounts	1,410,235	1,341,942

Receivables from related parties	32,235	8,532
	1,442,470	1,350,474
Allowance for doubtful accounts (see Note 24 (i))	(20,828)	(40,172)
	1,421,642	1,310,302

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2010
Guaranteed	615,672	543,346	62,842	9,484
Not guaranteed	826,798	632,274	173,573	20,951
Guaranteed and not guaranteed	1,442,470	1,175,620	236,415	30,435
Allowance for doubtful accounts	(20,828)	-	(4,202)	(16,626)
Net Value	1,421,642	1,175,620	232,213	13,809

At December 31, 2009
Guaranteed	588,935	479,352	98,074	11,509
Not guaranteed	761,539	556,805	163,344	41,390
Guaranteed and not guaranteed	1,350,474	1,036,157	261,418	52,899
Allowance for doubtful accounts	(40,172)	-	(183)	(39,989)
Net Value	1,310,302	1,036,157	261,235	12,910

No material financial assets that are fully performing have been renegotiated in the last year.

19           Cash and cash equivalents, and Other investments

	Year ended December 31,
	2010	2009
Other investments
Financial debt instruments and time deposits	676,224	579,675

Cash and cash equivalents
Cash at banks	174,167	176,121
Liquidity funds	361,999	1,068,853
Short – term investments	307,695	297,855
Cash and cash equivalents	843,861	1,542,829

20           Borrowings

	Year ended December 31,
	2010	2009
Non-current
Bank borrowings	222,596	663,256
Other loans	402	220
Finance lease liabilities	260	407
Costs of issue of debt	(2,688)	(8,702)
	220,570	655,181
Current
Bank borrowings	997,378	771,024
Other loans, including related companies	4,729	9,074
Bank overdrafts	23,696	14,122
Finance lease liabilities	163	179
Costs of issue of debt	(2,040)	(2,816)
	1,023,926	791,583

Total Borrowings	1,244,496	1,446,764

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2010
Financial lease	163	163	97	-	-	-	423
Other borrowings	1,023,763	154,064	33,106	7,999	7,873	17,268	1,244,073
Total borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

Interest to be accrued (*)	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivatives contract	5,359	-	-	-	-	-	5,359
Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

(*) Includes the effect of hedge accounting.

20           Borrowings (Cont.)

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
October 2006	Tamsa	Syndicated	700.0	155.6	October 2011 (*)

May 2007	Hydril	Syndicated	300.0	100.0	May 2012 (*)
June 2008	Dalmine	Bilateral	150.0	125.0	June 2013
October 2006	Dalmine	Syndicated	150.0	33.3	October 2011 (*)

(*) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2010, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2010 and 2009 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.

	2010	2009
Total borrowings	4.08%	4.02%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2010	2009
USD	Variable	155,356	589,319
BRL	Fixed	55,059	52,688
Others	Variable	7,284	9,120
Others	Fixed	2,871	4,054

Total non current borrowings		220,570	655,181

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2010	2009
Property, plant and equipment mortgages	127,564	167,357

Tenaris’ consolidated debt includes $21.5 million of Dalmine secured by certain of its properties.

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2010	2009
USD	Variable	384,644	470,408
ARS	Fixed	342,614	230,141
MXN	Fixed	200,174	-
EUR	Variable	37,817	76,028
USD	Fixed	34,451	6,449
Others	Variable	17,657	1,844
Others	Fixed	6,569	6,713

Total current borrowings		1,023,926	791,583

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	663,184	663,515
Translation differences	6,812	9,991
Deconsolidation / Transfer to held for sale	-	24,250
Charged directly to Other Comprehensive Income	2,105	(5,684)
Income statement charge / (credit)	58,848	(32,962)
Effect of currency translation on tax base	(4,027)	4,297
Deferred employees' statutory profit sharing charge	(3,219)	(223)
At the end of the year	723,703	663,184

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	251,174	38,736	708,641	998,551
Translation differences	8,020	1,175	4,429	13,624
Charged directly to Other Comprehensive Income	-	-	1,133	1,133
Income statement charge / (credit)	114,565	(8,059)	(41,002)	65,504
At December 31,2010	373,759	31,852	673,201	1,078,812

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	242,426	49,176	762,236	1,053,838
Translation differences	11,247	577	11,619	23,443
Deconsolidation / Transfer to held for sale	-	-	(149)	(149)
Charged directly to Other Comprehensive Income	-	-	(1,265)	(1,265)
Income statement charge / (credit)	(2,499)	(11,017)	(63,800)	(77,316)
At December 31,2009	251,174	38,736	708,641	998,551

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)
Translation differences	(1,778)	(266)	(2,926)	(1,842)	(6,812)
Charged directly to Other Comprehensive Income	-	-	-	972	972
Income statement charge / (credit)	(15,920)	(6,176)	9,258	(1,064)	(13,902)
At December 31, 2010	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)

21           Deferred income tax (Cont.)

Deferred tax assets (Cont.)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)
Translation differences	(8,663)	(1,500)	(352)	(2,937)	(13,452)
Deconsolidation / Transfer to held for sale	2,809	10,260	-	11,330	24,399
Charged directly to Other Comprehensive Income	-	-	-	(4,419)	(4,419)
Income statement charge / (credit)	13,760	70,238	(33,676)	(1,894)	48,428
At December 31, 2009	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate setoff, are shown in the consolidated statement of financial position:

	Year ended December 31,
	2010	2009
Deferred tax assets	(210,523)	(197,603)
Deferred tax liabilities	934,226	860,787
	723,703	663,184

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2010	2009
Deferred tax assets to be recovered after 12 months	(129,416)	(106,862)
Deferred tax liabilities to be recovered after 12 months	1,012,852	936,732

22           Other liabilities

(i)            Other liabilities – Non current

	Year ended December 31,
	2010	2009
Employee liabilities
Employee's statutory profit sharing	31,551	26,369
Employee severance indemnity (a)	46,459	52,725
Pension benefits (b)	45,243	46,473
Employee retention and long term incentive program	33,460	19,597
	156,713	145,164

Taxes payable	1,518	3,360
Derivative financial instruments	-	20,533
Miscellaneous	34,978	23,410
	36,496	47,303
	193,209	192,467

22           Other liabilities (Cont.)

(i)            Other liabilities – Non current (Cont.)

(a) Employees’ severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	52,725	56,939
Current service cost	11,291	10,809
Interest Cost	2,094	2,627
Translation differences	(3,467)	1,911
Actuarial gain	(535)	-
Used	(18,177)	(20,377)
Increase due to business combinations	-	914
Other	2,528	(98)
At the end of the year	46,459	52,725

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2010	2009
Current service cost	11,291	10,809
Interest cost	2,094	2,627
Actuarial gain	(535)	-
Total included in Labor costs	12,850	13,436

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2010	2009
Discount rate	5% - 8%	4% - 8%
Rate of compensation increase	3% - 6%	3% - 6%

(b) Pension benefits

▪  Unfunded

The amounts recognized in the statement of financial position are determined as follows:

	Year ended December 31,
	2010	2009
Present value of unfunded obligations	52,917	44,261
Unrecognized actuarial losses	(15,643)	(11,235)
Liability	37,274	33,026

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2010	2009
Current service cost	1,355	1,356
Interest cost	2,956	2,855
Net actuarial losses recognized in the year	536	681
Past service cost recognized	-	189

Total included in Labor costs	4,847	5,081

22           Other liabilities (Cont.)

(i)            Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪  Unfunded (Cont.)

Movement in the present value of unfunded obligation:	Year ended December 31,
	2010	2009
At the beginning of the year	44,261	40,339
Translation differences	450	1,146
Transfers, reclassifications and new participants of the plan	2,453	2,662
Total expense	4,311	4,211
Actuarial losses (gains)	5,141	(2,482)
Benefits paid	(1,951)	(1,615)
Other	(1,748)	-
At the end of the year	52,917	44,261

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2010	2009
Discount rate	5% - 7%	6% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

▪  Funded

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2010	2009
Present value of funded obligations	162,740	144,005
Unrecognized actuarial losses	(20,425)	(10,053)
Fair value of plan assets (*)	(134,346)	(120,505)
Liability	7,969	13,447

(*) Mainly balanced strategy through mutual funds and money markets.

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2010	2009
Current service cost	2,389	1,775
Interest cost	7,953	7,640
Net actuarial losses (gains) recognized in the year	866	(168)
Expected return on plan assets	(7,886)	(5,594)
Past service cost recognized	626	-

Total included in Labor costs	3,948	3,653

Movement in the present value of funded obligations:	Year ended December 31,
	2010	2009
At the beginning of the year	144,005	117,463
Translation differences	4,674	14,204

Total expense	10,342	9,415
Actuarial losses	11,142	11,827
Benefits paid	(7,895)	(8,817)
Other	472	(87)
At the end of the year	162,740	144,005

22           Other liabilities (Cont.)

(i)            Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪  Funded (Cont.)

Movement in the fair value of plan assets:	Year ended December 31,
	2010	2009
At the beginning of the year	(120,505)	(99,511)
Translation differences	(3,729)	(10,762)
Expected return on plan assets	(7,886)	(5,594)
Actuarial gains	(366)	(7,694)
Contributions paid	(9,915)	(5,845)
Benefits paid	7,895	8,817
Other	160	84
At the end of the year	(134,346)	(120,505)

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2010	2009
Discount rate	5% - 6%	6%
Rate of compensation increase	3% - 4%	3% - 4%

(ii)           Other liabilities – current

	Year ended December 31,
	2010	2009
Payroll and social security payable	187,034	151,067
Liabilities with related parties	426	1,142
Derivative financial instruments	11,971	3,457
Miscellaneous	34,159	36,524
	233,590	192,190

23           Non-current allowances and provisions

 (i)           Deducted from non current receivables

	Year ended December 31,
	2010	2009
Values at the beginning of the year	(4,725)	(5,017)
Translation differences	201	276
Additional allowances	(86)	(2)
Reclassifications	(37)	-
Used	841	18
At December 31,	(3,806)	(4,725)

(ii)           Liabilities

	Year ended December 31,
	2010	2009
Values at the beginning of the year	80,755	89,526
Translation differences	1,054	9,805
Deconsolidation / Transfer to held for sale	-	(1,380)
Additional provisions / (Reversals)	7,290	(7,170)
Reclassifications	-	129
Used	(5,177)	(10,155)
At December 31,	83,922	80,755

24                     Current allowances and provisions

(i)            Deducted from assets

Year ended December 31, 2010	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(40,172)	(6,944)	(184,771)
Translation differences	424	44	(1,284)
Reversals / (Additional allowances)	17,095	(280)	34,044
Reclassifications	-	37	-
Used	1,825	569	572

At December 31, 2010	(20,828)	(6,574)	(151,439)

Year ended December 31, 2009
Values at the beginning of the year	(34,128)	(5,247)	(93,344)
Translation differences	(333)	(238)	(4,186)
Reversals / (Additional allowances)	(13,960)	(1,763)	(89,041)
Used	3,756	304	218
Deconsolidation / Transfer to held for sale	4,493	-	1,582
At December 31, 2009	(40,172)	(6,944)	(184,771)

(ii)           Liabilities

Year ended December 31, 2010	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,023	21,609	28,632
Translation differences	33	(657)	(624)
(Reversals) / Additional allowances	14,195	5,195	19,390
Reclassifications	-	(5)	(5)
Used	(15,069)	(7,223)	(22,292)
At December 31, 2010	6,182	18,919	25,101

Year ended December 31, 2009
Values at the beginning of the year	9,318	19,193	28,511
Translation differences	722	871	1,593
(Reversals) / Additional allowances	20,586	19,158	39,744
Reclassifications	-	(129)	(129)
Used	(23,603)	(17,484)	(41,087)
At December 31, 2009	7,023	21,609	28,632

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2010	2009

Foreign exchange derivatives contracts	28,259	16,873
Embedded Canadian dollar forward purchases	3,278	-
Contracts with positive fair values	31,537	16,873
Interest rate derivatives contracts	(5,359)	(17,738)
Foreign exchange derivatives contracts	(6,613)	(3,434)
Embedded Canadian dollar forward purchases	-	(2,818)
Contracts with negative fair values	(11,972)	(23,990)
Total	19,565	(7,117)

25           Derivative financial instruments (Cont.)

Foreign exchange derivative contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Purchase currency	Sale currency	Term	Fair Value at Dec-10	Fair Value at Dec-09
ARS	USD	2011	24,819	13,601
USD	BRL	2011	(2,087)	(585)
USD	KWD	2011	(1,732)	-
USD	CAD	2011	(1,563)	(398)
MXN	USD	2011	1,451	(305)
JPY	USD	2011	1,043	-
Others			(285)	1,126
Subtotal			21,646	13,439
CAD	USD (Embedded derivative)	2017	3,278	(2,818)
Total			24,924	10,621

Interest rate derivative contracts

The net fair values of interest rate derivatives were as follows:

Type of derivative	Receive Reference rate	Term	Fair Value at Dec-10	Fair Value at Dec-09
Pay fixed/Receive variable	Euribor	2010	-	(22)

Swaps with KI (2.50%)	Libor 6M	2011	(5,359)	(17,716)
			(5,359)	(17,738)

Hedge Accounting

Tenaris applies hedge acccounting to certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2010 and 2009.

•         Foreign Exchange derivatives

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Purchase currency	Sale currency	Term	2010	2009	2010	2009
ARS	USD	2011	24,723	-	(1,482)	-
EUR	USD	2011	219	(506)	(622)	(506)
EUR	BRL	2011	(823)	-	(823)	-
USD	KWD	2011	(796)	-	(635)	-
EUR	MXN	2011	(255)	(674)	-	1,511
			23,068	(1,180)	(3,562)	1,005

•         Interest Rate derivatives

				Fair Value		Hedge Accounting Reserve
Type of				Year ended December 31,		Year ended December 31,
Derivative	Rate	Term	Rate	2010	2009	2010	2009
Pay fixed / Receive variable	Euribor	2010	5.72%	-	(22)	-	-

Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	(5,359)	(17,716)	(5,367)	(17,716)
				(5,359)	(17,738)	(5,367)	(17,716)

25           Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-08	Movements 2009	Equity Reserve Dec-09	Movements 2010	Equity Reserve Dec-10
Foreign Exchange	12,749	(11,744)	1,005	(4,567)	(3,562)
Interest Rate	(29,737)	12,021	(17,716)	12,349	(5,367)

Total Cash flow Hedge	(16,988)	277	(16,711)	7,782	(8,929)

Tenaris estimates that the cash flow hedge reserve at December 31, 2010 will be recycled to the Consolidated Income Statement during 2011.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigations arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position, results of operations and cash flows.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 97.7 million (approximately $24.7 million) at December 31, 2010, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company is sharing the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

  A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions.  As of December 31, 2010 the estimated aggregate amount of the contract at current prices is approximately $565 million.

  A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of December 31, 2010 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $228 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

26           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Commitments (Cont.)

  A Tenaris company entered into a contract with Siderar, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals approximately $107 million and is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2010, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2010	16,631,947
Total equity in accordance with Luxembourg law	18,540,271

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2010, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2010, distributable amount under Luxembourg law totals $17.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Gain from the transfer of shares in affiliated undertakings (see note 33)	12,020,184
Dividends received	1,100,175
Other income and expenses for the year ended December 31, 2010	(3,511)
Dividends paid	(401,383)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Share premium	609,733
Distributable amount at December 31, 2010 under Luxembourg law	17,241,680

27           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since April 2009.

Pro forma data including acquisitions for all of 2009

Had the SPIJ transaction been consummated on January 1, 2009, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27           Business combinations and other acquisitions (Cont.)

(b) Non-controlling interests

During the year ended December 31, 2010, 2009 and 2008 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $3.0 million, $9.5 million and $18.6 million respectively.

The assets and liabilities determined arising from the acquisitions are as follows:

Year ended December 31, 2009

Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123
Net assets acquired	22,814
Non-controlling	3,170
Sub-total	25,984
Assumed liabilities	47,600
Sub-total	73,584
Cash acquired	5,501
Purchase consideration	79,085

The businesses acquired during the year ended December 31, 2009 contributed revenues of $92.5 million and an operating income of $0.9 million.

28           Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2010	2009	2008
	Inventories	(773,325)	1,414,157	(492,545)
	Receivables and prepayments	(51,449)	(52,395)	12,079
	Trade receivables	(111,340)	792,345	(374,463)
	Other liabilities	55,313	80,696	(71,638)
	Customer advances	(25,056)	(180,531)	(174,014)
	Trade payables	261,807	(316,924)	48,949
		(644,050)	1,737,348	(1,051,632)

(ii)	Income tax accruals less payments
	Tax accrued (*)	450,004	513,153	1,011,675
	Taxes paid	(507,983)	(971,239)	(1,236,713)
		(57,979)	(458,086)	(225,038)

(*) For 2008, does not include tax accrued on the sale of Pressure Control disclosed as discontinued operations.

(iii)	Interest accruals less payments, net
	Interest accrued	31,248	90,896	136,737
	Interest received	44,269	26,900	83,241
	Interest paid	(57,817)	(141,963)	(164,486)
		17,700	(24,167)	55,492

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	843,861	1,542,829	1,538,769
	Bank overdrafts	(23,696)	(14,122)	(13,747)
		820,165	1,528,707	1,525,022

As of December 31, 2010, 2009 and 2008, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32.

Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business included as part of the acquisition of Hydril Company undertaken on May 2007. The pressure control business was sold, for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Book value of the Assets and Liabilities disposed:

At March 31, 2008

Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643
Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291
Liabilities associated with current and non-current assets held for sale	269,875

Analysis of the result of discontinued operations:

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	(*) Year ended December 31,
	2010	2009	2008
(Loss) for discontinued operations	-	(28,138)	(87,418)
After tax gain on disposal of operations	-	-	394,323
Net (loss) income for discontinued operations	-	(28,138)	306,905

 (*) Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations.

(ii) Net cash flows attributable to discontinued operations

	(*) Year ended December 31,
	2010	2009	2008
Net cash provided by operating activities	-	1,788	20,786
Net cash used in investing activities	-	(801)	(7,330)
Net cash provided by financing activities	-	5,306	9,046

(*) Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30           Related party transactions

As of December 31, 2010:

  San Faustin N.V., a Curacao company (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.
  San Faustin N.V. owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l. (formerly known as I.I.I. Industrial Investments Inc), a Cayman Islands Company (“Techint”).
  Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustin and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.
  There were no controlling shareholders for R&P.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

In February 2011, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

•       Techint transferred its domicile from the Cayman Islands to  Luxembourg;

•      San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and

•       In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

At December 31, 2010, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $42.41 per ADS, giving Tenaris’ ownership stake a market value of approximately $974.2 million. At December 31, 2010, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $651.4 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	Year ended December 31, 2010
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	38,442	104,036	142,478
	Sales of services	12,073	4,063	16,136
		50,515	108,099	158,614

	(b) Purchases of goods and services
	Purchases of goods	169,506	30,671	200,177
	Purchases of services	63,043	132,614	195,657
		232,549	163,285	395,834

30           Related party transactions (Cont.)

	Year ended December 31, 2009
		Associated (1)	Other	Total
(i)	Transactions (2)
	(a) Sales of goods and services
	Sales of goods	25,561	75,097	100,658
	Sales of services	12,752	4,352	17,104
		38,313	79,449	117,762

	(b) Purchases of goods and services
	Purchases of goods	40,171	9,705	49,876
	Purchases of services	89,023	71,541	160,564
		129,194	81,246	210,440

	Year ended December 31, 2008
		Associated (1)	Other	Total
(i)	Transactions (3)
	(a) Sales of goods and services
	Sales of goods	74,420	37,636	112,056
	Sales of services	19,444	4,205	23,649
		93,864	41,841	135,705

	(b) Purchases of goods and services
	Purchases of goods	123,704	24,161	147,865
	Purchases of services	125,161	79,037	204,198
		248,865	103,198	352,063

	At December 31, 2010
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	39,761	28,557	68,318
	Payables to related parties	(17,534)	(19,110)	(36,644)
		22,227	9,447	31,674

	(b) Financial debt
	Borrowings	(3,843)	-	(3,843)

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)

	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

	At December 31, 2008
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,137	15,504	65,641
	Payables to related parties	(44,470)	(5,974)	(50,444)
		5,667	9,530	15,197

	(b) Financial debt
	Borrowings	(2,294)	-	(2,294)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.
(2) Includes $2.5 million of purchases to nationalized Venezuelan subsidiaries.

(3) Includes $12.9 million of sales and $9.5 million to purchases of nationalized Venezuelan subsidiaries.

30           Related party transactions (Cont.)

Directors’ and senior management compensation

During the years ended December 31, 2010, 2009 and 2008, the cash compensation of Directors and Senior managers amounted to $18.6 million, $18.2 million and $22.5 million respectively. In addition, Directors and Senior managers received 485, 436 and 488 thousand units for a total amount of $4.1 million, $3.4 million and $3.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (d).

31           Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2010.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2010	2009	2008
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	41%	40%	40%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacture and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE, LLC (e)	USA	Manufacturing of welded steel pipes	0%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	0%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM S.A. (f)	Mexico	Holding Company	0%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS LTD S.ar.l.	Luxembourg	Holding Company	100%	0%	0%
TENARIS INVESTMENTS LTD S.ar.l., Zug Branch	Switzerland	Hoding Company and financial services	100%	0%	0%
TENARIS INVESTMENTS SWITZERLAND AG	Switzerland	Holding Company	100%	0%	0%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

31           Principal subsidiaries (Cont.)

(*) All percentages rounded.

(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 41% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.

(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.

(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.

(d) Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited and 60% of Gepnaris S.A..

(e) Merged with Maverick Tube Corporation.

(f) Merged with Tubos de Acero de Mexico S.A.

32           Processes in Venezuela

Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased their functions.

On October 7, 2010, Venezuela’s National Assembly passed a law (“Acuerdo”) declaring all of Matesi’s assets to be of public and social interest and ordering the Executive Branch to take the necessary measures for the expropriation of such assets.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

32           Processes in Venezuela (Cont.)

Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of December 31, 2010 for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33           Corporate reorganization

The Company was established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization is expected to be completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

34           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PricewaterhouseCoopers to Tenaris S.A. and its subsidiaries are detail as follows:

	Year ended December 31,
	2010	2009	2008
Audit Fees	4,291	3,966	4,405
Audit-Related Fees	77	267	76
Tax Fees	161	129	138
All Other Fees	88	-	-
Total	4,617	4,362	4,619

35           Subsequent events

Annual Dividend Proposal

On February 23, 2011 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 1, 2011, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 25, 2010. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million will be paid on June 23, 2011, with an ex-dividend date of June 20, 2011. These Consolidated Financial Statements do not reflect this dividend payable.

Ricardo Soler
Chief Financial Officer